Exhibit 99.1

Constellium Reports Second Quarter 2020 Results

Paris, July 22, 2020 – Constellium SE (NYSE: CSTM) today reported results for the second quarter ended June 30, 2020.

For the second quarter of 2020:

•	Shipments of 310 thousand metric tons, down 25% compared to Q2 2019

•	Revenue of €1.0 billion, down 33% compared to Q2 2019

•	Net loss of €32 million compared to net income of €17 million in Q2 2019

•	Adjusted EBITDA of €81 million, down 51% compared to Q2 2019

•	Cash from Operations of €8 million and Free Cash Flow of €(33) million

For the first half of 2020:

•	Shipments of 703 thousand metric tons, down 15% compared to H1 2019

•	Revenue of €2.5 billion, down 20% compared to H1 2019

•	Net loss of €63 million compared to net income of €41 million in H1 2019

•	Adjusted EBITDA of €228 million, down 24% compared to H1 2019

•	Cash from Operations of €152 million and Free Cash Flow of €54 million

•	Net debt / LTM Adjusted EBITDA of 4.4x as of June 30, 2020

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “The COVID-19 pandemic has challenged our employees and our business. Protecting the health and safety of our employees and their families remains our top priority. Despite difficult market conditions, our business delivered solid operating results in the quarter, particularly Muscle Shoals in meeting strong packaging demand. We generated Free Cash Flow of €54 million in the first half of 2020. We also strengthened our financial profile by increasing our liquidity to €949 million. I am very proud of the way our team responded swiftly to the crisis by reducing our costs and cash expenditures and demonstrated the flexibility and resilience of our business model.

Mr. Germain continued, “There remains significant uncertainty around the extent and duration of the effects of the pandemic. With the significant actions we have taken and the diversity of our markets and customers, I am very confident in our ability to navigate through this crisis. Based on our current view of market conditions, we expect to generate positive Free Cash Flow in 2020.”

●	Group Summary

	Q2 2020	Q2 2019	Var.	H1 2020	H1 2019	Var.
Shipments (k metric tons)	310	413	(25)%	703	826	(15)%
Revenue (€ millions)	1,031	1,538	(33)%	2,468	3,074	(20)%
Net income / (loss) (€ millions)	(32)	17	n.m.	(63)	41	n.m.
Adjusted EBITDA (€ millions)	81	167	(51)%	228	302	(24)%
Adjusted EBITDA per metric ton (€)	261	403	(35)%	325	366	(11)%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the second quarter of 2020, shipments of 310 thousand metric tons decreased 25% compared to the second quarter of 2019 due to lower shipments in all three segments. Revenue of €1.0 billion decreased 33% compared to the second quarter of 2019 due to lower shipments and lower metal prices. Net loss of €32 million compared to a net income of €17 million in the second quarter of 2019. Adjusted EBITDA of €81 million decreased 51% compared to the second quarter of 2019 due to weaker results in all three segments.

For the first half of 2020, shipments of 703 thousand metric tons decreased 15% compared to the first half of 2019 due to lower shipments in all three segments. Revenue of €2.5 billion decreased 20% compared to the first half of 2019 primarily due to lower shipments and lower metal prices. Net loss of €63 million compared to a net income of €41 million in the first half of 2019. Adjusted EBITDA of €228 million decreased 24% compared to the first half of 2019 due to weaker results in all three segments.

●	Results by Segment

●	Packaging and Automotive Rolled Products (P&ARP)

	Q2 2020	Q2 2019	Var.	H1 2020	H1 2019	Var.
Shipments (k metric tons)	221	284	(23)%	490	565	(13)%
Revenue (€ millions)	565	821	(31)%	1,317	1,649	(20)%
Adjusted EBITDA (€ millions)	58	79	(27)%	124	138	(11)%
Adjusted EBITDA per metric ton (€)	262	279	(6)%	252	245	3%

For the second quarter of 2020, Adjusted EBITDA decreased 27% compared to the second quarter of 2019 primarily due to lower shipments, partially offset by strong cost control. Shipments of 221 thousand metric tons decreased 23% compared to the second quarter of 2019 due to lower shipments across automotive, packaging and specialty products. Revenue of €565 million decreased 31% compared to the second quarter of 2019, primarily due to lower shipments and lower metal prices.

For the first half of 2020, Adjusted EBITDA decreased 11% compared to the first half of 2019 primarily due to lower shipments, partially offset by strong cost control. Shipments of 490 thousand metric tons decreased 13% compared to the first half of 2019 due to lower shipments across automotive, packaging and specialty products. Revenue of €1.3 billion decreased 20% compared to the first half of 2019, primarily due to lower shipments and lower metal prices.

●	Aerospace and Transportation (A&T)

	Q2 2020	Q2 2019	Var.	H1 2020	H1 2019	Var.
Shipments (k metric tons)	45	63	(28)%	104	129	(19)%
Revenue (€ millions)	250	383	(35)%	609	761	(20)%
Adjusted EBITDA (€ millions)	31	64	(51)%	83	116	(28)%
Adjusted EBITDA per metric ton (€)	691	1,018	(32)%	802	905	(11)%

For the second quarter of 2020, Adjusted EBITDA decreased 51% compared to the second quarter of 2019 primarily due to lower shipments, partially offset by strong cost control. Shipments of 45 thousand metric tons decreased 28% compared to the second quarter of 2019 on lower shipments of aerospace and TID products. Revenue of €250 million decreased 35% compared to the second quarter of 2019 on lower shipments and lower metal prices.

For the first half of 2020, Adjusted EBITDA decreased 28% compared to the first half of 2019 primarily due to lower shipments, partially offset by strong cost control and improved price and mix. Shipments of 104 thousand metric tons decreased 19% compared to the first half of 2019 on lower shipments of aerospace and TID products. Revenue of €609 million decreased 20% compared to the first half of 2019 on lower shipments and lower metal prices.

●	Automotive Structures and Industry (AS&I)

	Q2 2020	Q2 2019	Var.	H1 2020	H1 2019	Var.
Shipments (k metric tons)	44	66	(33)%	109	132	(17)%
Revenue (€ millions)	222	347	(36)%	564	691	(18)%
Adjusted EBITDA (€ millions)	(1)	30	n.m.	33	59	(44)%
Adjusted EBITDA per metric ton (€)	(31)	440	n.m.	301	444	(32)%

For the second quarter of 2020, Adjusted EBITDA decreased compared to the second quarter of 2019 due to lower shipments and weaker price and mix, partially offset by strong cost control. Shipments of 44 thousand metric tons decreased 33% compared to the second quarter of 2019 on lower shipments of automotive and Industry products. Revenue of €222 million decreased 36% compared to the second quarter of 2019 on lower shipments and lower metal prices.

For the first half of 2020, Adjusted EBITDA decreased 44% compared to the first half of 2019 primarily due to lower shipments, partially offset by strong cost control. Shipments of 109 thousand metric tons decreased 17% compared to the first half of 2019 on lower shipments of automotive and industry products. Revenue of €564 million decreased 18% compared to the first half of 2019 on lower shipments and lower metal prices.

●	Net Income

For the second quarter of 2020, net loss of €32 million compared to a net income of €17 million in the second quarter of last year. The change in net income is primarily related to lower gross profit, partially offset by a favorable change in gains and losses on derivatives related to our commodity hedging positions and a favorable change in income taxes.

For the first half of 2020, net loss of €63 million compared to a net income of €41 million in the first half of last year. The change in net income is primarily related to lower gross profit and an unfavorable change in gains and losses on derivatives related to our commodity hedging positions, partially offset by a favorable change in income taxes.

●	Cash Flow

Free Cash Flow was €54 million for the first half of 2020 compared to €126 million in the same period of the prior year. The change was primarily due to weaker Adjusted EBITDA and less of a benefit from trade working capital, partially offset by lower capital expenditures.

Cash flows from operating activities were €152 million for the first half of 2020 compared to cash flows from operating activities of €260 million in the same period of the prior year. Constellium decreased factored receivables by €73 million for the first half compared to an increase of €25 million in the same period of the prior year.

Cash flows used in investing activities were €97 million for the first half of 2020 compared to cash flows used in investing activities of €216 million in the same period of the prior year. The first half of 2019 included a net €83 million outflow related to the acquisition of our partner’s 49% interest in the Bowling Green joint venture.

Cash flows from financing activities were €140 million for the first half of 2020 compared to cash flows from financing activities of €4 million in the same period of the prior year. In the first half of 2020, Constellium raised $325 million of 5.625% Senior Notes due 2028, using a portion of the proceeds to redeem the remaining balance of the 4.625% Senior Notes due 2021, and entered into a €180 million loan partially guaranteed by the French State and a CHF 20 million facility partially guaranteed by the Swiss Government. The first half of 2019 included a €54 million lease redemption associated with the acquisition of Bowling Green.

●	Liquidity and Net Debt

Liquidity at June 30, 2020 was €949 million, comprised of €378 million of cash and cash equivalents and €571 million available under our committed lending facilities and factoring arrangements. Liquidity at June 30, 2020 includes the $166 million Delayed Draw Term Loan, which remained undrawn.

Net debt was €2,163 million at June 30, 2020 compared to €2,183 million at December 31, 2019.

In July 2020, Constellium entered into two additional credit facilities partially guaranteed by the German State with total availability of €50 million.

●	Outlook

Given the evolving nature of the COVID-19 pandemic, Constellium is unable to forecast with reasonable accuracy the implications of the crisis or the environment that will follow, including the level of demand across our end markets or the impact on our supply chains. Therefore, the Company believes it is prudent to not provide financial guidance until visibility improves further.

●	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

●	About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.9 billion of revenue in 2019.

Constellium’s earnings materials for the second quarter ended June 30, 2020, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(in millions of Euros)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Revenue	1,031	1,538	2,468	3,074
Cost of sales	(962)	(1,356)	(2,246)	(2,748)

Gross profit	69	182	222	326

Selling and administrative expenses	(57)	(70)	(123)	(138)
Research and development expenses	(7)	(12)	(20)	(24)
Restructuring costs	(11)	(1)	(11)	(1)
Other gains / (losses) - net	5	(30)	(63)	(14)

(Loss) / income from operations	(1)	69	5	149

Finance costs - net	(42)	(43)	(87)	(89)
Share of income / (loss) of joint-ventures	—	—	—	5

(Loss) / income before income tax	(43)	26	(82)	65

Income tax benefit / (expense)	11	(9)	19	(24)

Net (loss) / income	(32)	17	(63)	41

(Loss) / income attributable to:
Equity holders of Constellium	(33)	16	(64)	39
Non-controlling interests	1	1	1	2

Net (loss) / income	(32)	17	(63)	41

Earnings per share attributable to the equity holders of Constellium, in euros per share
Basic	(0.24)	0.12	(0.46)	0.29
Diluted	(0.24)	0.11	(0.46)	0.28

Weighted average shares, in thousands
Basic	137,901	136,700	137,903	136,344
Diluted	137,901	140,321	137,903	140,349

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

(in millions of Euros)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net (loss) / income	(32)	17	(63)	41

Other comprehensive loss

Items that will not be reclassified subsequently to the Unaudited Interim Consolidated Income Statement
Remeasurement on post-employment benefit obligations	(35)	(34)	(41)	(62)
Income tax on remeasurement on post-employment benefit obligations	10	8	9	15

Items that may be reclassified subsequently to the Unaudited Interim Consolidated Income Statement
Cash flow hedges	5	2	—	(5)
Net investment hedges	—	5	—	4
Income tax on hedges	(2)	—	—	2
Currency translation differences	(2)	(6)	(2)	(1)

Other comprehensive loss	(24)	(25)	(34)	(47)

Total comprehensive loss	(56)	(8)	(97)	(6)

Attributable to:
Equity holders of Constellium	(57)	(9)	(98)	(8)
Non-controlling interests	1	1	1	2

Total comprehensive loss	(56)	(8)	(97)	(6)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At June 30, 2020	At December 31, 2019
Assets
Current assets
Cash and cash equivalents	378	184
Trade receivables and other	451	474
Inventories	635	670
Other financial assets	22	22

	1,486	1,350

Non-current assets
Property, plant and equipment	2,031	2,056
Goodwill	456	455
Intangible assets	68	70
Investments accounted for under the equity method	1	1
Deferred income tax assets	222	185
Trade receivables and other	74	60
Other financial assets	9	7

	2,861	2,834

Total Assets	4,347	4,184

Liabilities
Current liabilities
Trade payables and other	1,003	999
Borrowings	102	201
Other financial liabilities	45	35
Income tax payable	20	14
Provisions	29	23

	1,199	1,272

Non-current liabilities
Trade payables and other	19	21
Borrowings	2,434	2,160
Other financial liabilities	30	23
Pension and other post-employment benefit obligations	715	670
Provisions	99	99
Deferred income tax liabilities	25	24

	3,322	2,997

Total Liabilities	4,521	4,269

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(609)	(519)

Equity attributable to equity holders of Constellium	(186)	(96)
Non-controlling interests	12	11

Total Equity	(174)	(85)

Total Equity and Liabilities	4,347	4,184

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share capital	Share premium	Re- measure ment	Cash flow hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2020	3	420	(177)	(10)	4	53	(389)	(96)	11	(85)
Net (loss) / income	—	—	—	—	—	—	(64)	(64)	1	(63)
Other comprehensive loss	—	—	(32)	—	(2)	—	—	(34)	—	(34)

Total comprehensive (loss) / income	—	—	(32)	—	(2)	—	(64)	(98)	1	(97)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	8	—	8	—	8

At June 30, 2020	3	420	(209)	(10)	2	61	(453)	(186)	12	(174)

(in millions of Euros)	Share capital	Share premium	Re- measure ment	Cash flow hedges and net investment hedges	Foreign currency translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2019	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)
Net income	—	—	—	—	—	—	39	39	2	41
Other comprehensive (loss) / income	—	—	(47)	1	(1)	—	—	(47)	—	(47)

Total comprehensive (loss) / income	—	—	(47)	1	(1)	—	39	(8)	2	(6)

Transactions with equity holders
Share-based compensation	—	—	—	—	—	7	—	7	—	7
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At June 30, 2019	3	420	(176)	(7)	2	44	(409)	(123)	10	(113)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(in millions of Euros)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net (loss) / income	(32)	17	(63)	41
Adjustments
Depreciation, amortization and impairment	71	60	137	117
Finance costs - net	42	43	87	89
Tax (benefit) / expense	(11)	9	(19)	24
Share of income of joint-ventures	—	—	—	(5)
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	(44)	15	11	(17)
Losses on disposal	—	1	—	2
Other - net	10	4	13	6
Interest paid	(23)	(26)	(73)	(78)
Income tax paid	21	(5)	18	(11)
Change in trade working capital
Inventories	52	(9)	35	24
Trade receivables	57	46	7	(29)
Trade payables	(176)	(9)	(18)	104
Margin calls	4	—	—	5
Change in provisions and pension obligations	9	(4)	2	(15)
Other working capital	28	(14)	15	3

Net cash flows from operating activities	8	128	152	260

Purchases of property, plant and equipment	(41)	(71)	(98)	(130)
Acquisition of subsidiaries net of cash acquired	—	—	—	(83)
Proceeds from disposals, net of cash	1	1	1	1
Other investing activities	—	(4)	—	(4)

Net cash flows used in investing activities	(40)	(74)	(97)	(216)

Proceeds from issuance of Senior Notes	290	—	290	—
Repayment of Senior Notes	(200)	—	(200)	—
Proceeds from French loan	180	—	180	—
Proceeds from Swiss credit facility	18	—	18	—
Lease repayments	(9)	(7)	(17)	(70)
(Repayments) / proceeds from U.S. revolving credit facility and other loans	(127)	(55)	(124)	76
Payment of deferred financing costs	(9)	—	(9)	—
Transactions with non-controlling interests	—	—	—	(2)
Other financing activities	(2)	—	2	—

Net cash flows from / (used in) financing activities	141	(62)	140	4

Net increase / (decrease) in cash and cash equivalents	109	(8)	195	48
Cash and cash equivalents - beginning of year	270	222	184	164
Effect of exchange rate changes on cash and cash equivalents	(1)	(1)	(1)	1

Cash and cash equivalents - end of period	378	213	378	213

ADJUSTED EBITDA BY SEGMENT

(in millions of Euros)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
P&ARP	58	79	124	138
A&T	31	64	83	116
AS&I	(1)	30	33	59
Holdings & Corporate	(7)	(6)	(12)	(11)

Adjusted EBITDA	81	167	228	302

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Packaging rolled products	189	212	392	419
Automotive rolled products	28	61	85	122
Specialty and other thin-rolled products	4	11	13	24
Aerospace rolled products	19	31	49	61
Transportation, industry and other rolled products	26	32	55	68
Automotive extruded products	15	31	46	61
Other extruded products	29	35	63	71

Total shipments	310	413	703	826

(in millions of Euros)
Packaging rolled products	456	568	980	1,116
Automotive rolled products	88	209	281	439
Specialty and other thin-rolled products	21	44	56	94
Aerospace rolled products	142	224	365	429
Transportation, industry and other rolled products	108	159	244	332
Automotive extruded products	96	199	295	387
Other extruded products	126	149	269	304
Other and inter-segment eliminations	(6)	(14)	(22)	(27)

Total revenue	1,031	1,538	2,468	3,074

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net (loss) / income	(32)	17	(63)	41
Income tax (benefit) / expense	(11)	9	(19)	24

(Loss) / income before income tax	(43)	26	(82)	65
Finance costs - net	42	43	87	89
Share of income of joint-ventures	—	—	—	(5)

(Loss) / income from operations	(1)	69	5	149
Depreciation, amortization and impairment	71	60	137	117
Restructuring costs	11	1	11	1
Unrealized (gains) / losses on derivatives	(43)	14	10	(17)
Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities – net	(1)	1	1	—
Losses on pension plans amendments	2	—	2	—
Share-based compensation costs	5	4	8	7
Metal price lag (A)	25	13	40	31
Start-up and development costs (B)	2	3	4	5
Losses on disposals	—	1	—	2
Bowling Green one-time costs related to the acquisition (C)	—	—	—	6
Other (D)	10	1	10	1

Adjusted EBITDA	81	167	228	302

(A)

Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium Revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(B)	For six months ended June 30, 2020 and 2019, start-up and development costs include €4 million and €5 million, respectively, related to new projects in our AS&I operating segment.
(C)	For the six months ended June 30, 2019, Bowling Green one-time costs related to the acquisition include the non-cash reversal of the inventory step-up.
(D)

For the six months ended June 30, 2020, Other includes €5 million of procurement penalties and termination fees incurred because of the Group’s inability to fulfill certain commitments due to the Covid-19 downturn and a €5 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the Covid-19 downturn effects.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

(in millions of Euros)	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Net cash flows from operating activities	8	128	152	260
Purchases of property, plant and equipment	(41)	(71)	(98)	(130)
Other investing activities	—	(4)	—	(4)

Free Cash Flow	(33)	53	54	126

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At June 30, 2020	At December 31, 2019
Borrowings	2,536	2,361
Fair value of cross currency basis swaps, net of margin calls	5	6
Cash and cash equivalents	(378)	(184)

Net debt	2,163	2,183

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect principal repayments required in connection with our debt or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.